EXHIBIT 21

SUBSIDIARIES OF SUPERNUS PHARMACEUTICALS, INC.

Name of Subsidiaries	Jurisdiction of Organization
MDD US Enterprises, LLC	Delaware
MDD US Operations, LLC	Delaware
Supernus Europe Ltd.	United Kingdom
Adamas Pharmaceuticals, Inc.	Delaware
Adamas Operations, LLC	Delaware
Adamas Holdings, LLC	Delaware
Biscayne Neurotherapeutics, Inc.	Delaware